OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRASIL PLURAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 MADISON AVE, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PEDROSA DE ALBUQUERQUE SOUSA — 212-388-5624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL
(Name -- *if individual, state last, first, middle name*)

369 LEXINTON AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ DANIEL PEDROSA DE ALBUQUERQUE SOUSA _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BRASIL PLURAL SECURITIES LLC _____, as of _____ December 31, 2016 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

Signature

CEO
Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Brasil Plural Securities LLC

Statement of Financial Condition

December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5 under the securities Exchange Act of 1934

Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brasil Plural Securities, LLC

We have audited the accompanying statement of financial condition of Brasil Plural Securities, LLC (the "Company"), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 24, 2017

1

Brasil Plural Securities LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	1,041,516
Receivables from clearing broker		363,515
Investment in Brazil Bond Fund, at fair value (cost $1,645,000)		1,399,598
Prepaid expenses and other assets		122,691
Fixed assets, at cost (net of accumulated depreciation of $67,663)		18,261
Total assets	$	2,945,581

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	249,899
Commissions payable		15,000
Payable to parent		25,286
Payable to affiliate		450,472
Total liabilities		740,657
Member's Capital:		
Contributions		19,744,799
Accumulated deficit		(17,539,875)
Total Member's capital		2,204,924
Total liabilities and Member's capital	$	2,945,581

See Accompanying Notes to Financial Statements.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 1.   Description of Organization

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide research to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company expects income to be generated from commissions earned based on research quality as well as execution quality. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in market making and proprietary trading. The Company does not carry customer margin, nor cash accounts, and has a fully-disclosed clearing relationship with Pershing LLC, a wholly-owned company of the Bank of New York Mellon. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2017 the date these financial statements were available to be issued.

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from its Member to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued funding from the Company's Member. The Member has indicated that it will provide additional capital as needed to sustain the Company through at least March 1, 2018.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 2. Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Basis of Presentation and Functional Currency: The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash and cash equivalents.

Revenue Recognition: Securities (principal) transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of operations. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income and expense are recognized on the accrual basis. Research fee income is recognized when collectability is assured, which is often after service is performed.

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the revenues and expenses are translated at the rate at the time of the transactions. Gains or losses resulting from foreign currency transactions are included in net loss.

Income Taxes: As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2013 through 2016 tax years of the Member generally remain subject to examination by the various tax authorities.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As a practical expedient, investments in other funds may be valued at the reported net asset value (NAV) based on observable data such as ongoing redemption and/or subscription activity. In these cases, the NAV is considered as a Level 2 input. The Company may redeem its holding in the fund with 15 days' notice prior to the last business day of each calendar month. Investment at December 31, 2016 represents the Brazil Bond Fund Segregated Portfolio, which is considered Level 2, and is measured using its NAV as an observable input data.

Note 4. Receivables From Clearing Brokers

Receivables from clearing brokers at December 31, 2016, consist of the following:

Deposits with clearing brokers	$ 262,078
Receivable from clearing brokers	83,831
Fees and commissions receivable/payable	17,606
	$ 363,515

Note 5. Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation/amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

A summary of fixed assets for the year ended December 31, 2016 is as follows:

Equipment	$	27,454
Furniture and fixtures		28,796
Leasehold improvements		29,674
		85,924
Less accumulated depreciation/amortization		(67,663)
Fixed assets, net	$	18,261

Note 6. Concentrations of Credit Risk

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. At December 31, 2016, amounts in excess of insured limits were $791,516.

Note 7. Member's Capital

The Member has the right, but not the obligation, to make capital contributions to the Company at such times and in such amounts as the Member determines.

Distributions shall be made to the Member at such times and in such amounts as the Member determines. Notwithstanding the foregoing, the Company, and the Member on behalf of the Company, shall not make any distribution if such distribution would violate the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), other applicable law, and/or applicable regulations of FINRA.

Note 8. Related Party Transactions

The Company introduces certain securities transactions to an affiliate that acts as a clearing broker in the Brazilian market.

Additionally, the Company utilizes research through the affiliate. As of December 31, 2016, the Company owes the affiliate $450,472, resulting from the clearing broker and research services.

Note 8. Related Party Transactions (continued)

The Company has entered into an agreement with the Member whereby occupancy expenses such as 100% of rent and utilities are allocated from the Member to the Company.

The Company invests in the Brazil Bond Fund Segregated Portfolio, which is one of the segregated portfolio funds operating under an exempt segregated portfolio company. The fund's investment manager is an affiliate related through common ownership and is entitled to management fees. During the year ended December 31, 2016, the investment manager waived management fees and no fees were earned or paid.

During 2016, the Member provided $2,356,742 of capital contributions, as needed, to sustain the Company's operations.

Note 9. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the alternative method as provided by the Rule, which requires that the Company maintains minimum net capital equal to the greater of $250,000, or net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date.

At December 31, 2016, the Company had net capital of $646,032 which was $396,032 in excess of the required net capital of $250,000.

Note 11. Employee Benefit Plans

The Company has a defined contribution profit-sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company did not make any contributions to the plan for the year ended December 31, 2016.

Note 12. Contingency

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.